

Mail Stop 3720

October 30, 2008

Mr. Kumarakulasingam Suriyakumar
President and Chief Executive Officer
American Reprographics Company
1981 N. Broadway, Suite 385
Walnut Creek, California 94596

> **RE: American Reprographics Company
> Form 10-K for the year ended December 31, 2007
> Filed February 27, 2008
> File No. 001-32407**

Dear Mr. Suriyakumar:

We have reviewed your filing and have the following comments. Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please respond within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 3. Legal Proceedings, page 16

1. We note your disclosure regarding the settlement of the Louis Frey litigation. In the future, when disclosing the termination of legal proceedings under Item 3 of Form 10-K, also provide information that is similar to that required by Regulation S-K Item 103,

including a brief description of the legal proceedings, the date instituted, the principal parties and a description of the factual basis alleged to underlie the proceeding.

Signatures, page 50

2. Please identify the person signing the Form 10-K as your principal accounting officer or controller. See General Instruction D to Form 10-K.

Item 15. Exhibits

Exhibits 31.1 and 31.2

3. We note that the language "during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" has been replaced with "during the registrant's fourth fiscal quarter" in each of the certifications required by Exchange Act Rule 13a-14(a). In future filings, the certifications should be revised to include this language.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 16

Elements of Executive Compensation

4. We note your disclosure on page 18 that the company engaged Mercer Human Resource Consulting to provide competitive compensation benchmarking data regarding various elements of your named executive officers' compensation. In future filings, please identify all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Summary Compensation Table, page 22

5. We note that the annual cash bonuses paid to certain named executive officers under the company's incentive bonus plan for 2007 are reported under the Bonus column of the Summary Compensation Table. It appears from the disclosure in your compensation discussion and analysis that, based on the individual's actual performance, the named executive officers were entitled to receive performance-based bonuses under the bonus plan for 2007 because several of the relevant performance measures were met by the individual. Please revise your disclosure to report the amounts earned under the bonus plan as a result of the individual meeting the performance measures in the Non-equity Incentive Plan Compensation column. Only the amounts paid over and above the amounts earned by meeting the performance measures should be reported in the Bonus column. For further guidance, please refer to Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

6. Please confirm that the amounts included in the stock and option awards columns of the summary compensation table represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R In addition, disclose all assumptions made in the valuation of awards in the stock and option awards columns by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Provide similar footnote disclosure for the stock and option awards columns of the director compensation table. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Grants of Plan-Based Awards Table, page 23

7. In the Grant Date Fair Value of Stock and Option Awards column, disclose the grant date fair value of each equity award computed in accordance with FAS 123R. Refer to Regulation S-K Item 402 (d)(2)(viii).

Outstanding Equity Awards Table, page 24

8. Please provide expanded disclosure of the vesting dates for the option footnoted by footnote (5). You currently disclose that the option vests 20% annually over five years; however, it is not possible to determine the vesting dates without knowing when the option was granted. Refer to Instruction 2 to Regulation S-K Item 402(f)(2).

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director